Exhibit 99.2

Bradbury Capital Inc. Announces Adjustment to Public Warrant Exercise Price

Following Completion of $5 Million PIPE Financing.

November 2, 2026

KUALA LUMPUR, Malaysia, November 2, 2026 (GLOBE NEWSWIRE) – Bradbury Capital Inc. (NASDAQ:BBCI and BBCIW) a Malaysian company that provides electronic voucher services and develops digital payment solutions through its subsidiary, Super Apps Holding Sdn. Bhd. (“Super Apps”) and strategic partnerships, today announced an adjustment to the exercise price and the number of shares of common stock issuable upon exercise of its outstanding public warrants (the “Public Warrants”).

Concurrently with the closing of the business combination on October 6, 2026, the Company completed a PIPE investment, pursuant to which an investor purchased 625,000 ordinary shares of the Company at a per share price of $8.00 for an aggregate purchase price of $5 million. All of the proceeds of the PIPE investment were applied to finance the expenses of the business combination and represented more than 60% of the proceeds available for the funding of the business combination on the closing date.

Pursuant to Section 4.6 of the Warrant Agreement dated January 14, 2022, between Technology & Telecommunication Acquisition Corporation, predecessor in interest to the Company, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), the terms of the Public Warrants contain provisions that trigger an adjustment to the exercise price and the warrant redemption trigger price upon the occurrence of each of the following events: (i) the Company issues equity securities at a price per share of less than $9.20 in connection with a business combination; (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the business combination on the date of the consummation of such business combination; and (iii) the volume weighted average trading price of the Company’s ordinary shares during the twenty (20) trading day period starting on the trading day prior to the date of the consummation of the business combination is below $9.20 per share. The volume weighted average trading price of the Company’s ordinary shares during the period commencing on October 5, 2026 (which is the trading day immediately prior to the consummation of the business combination) and October 30, 2026, is $5.09.

In light of the foregoing, the Company determined that the conditions precedent for adjusting the exercise price of the Public Warrants were met. As a result, effective as of October 30, 2026, the Public Warrants were adjusted as set forth below:

Key Adjustments to the Public Warrants:

●	New Exercise Price: The exercise price of the Public Warrants has been reduced from $11.50 per share to $9.20 per share.

●	New Redemption Trigger Price: The New Redemption Trigger Price has been reduced from $18.00 per share to $14.40 per share.

●	Warrant Share Ratio Adjustment: The number of shares of ordinary shares receivable upon the exercise of each Public Warrant remains unchanged. Each Public Warrant continues to be exercisable into one ordinary share of the Company.

●	Expiration Date: The expiration date of the Public Warrants remains unchanged and will expire on October 5, 2031, at 5:00 p.m. Eastern Time, unless earlier redeemed by the Company.

The adjustments were calculated strictly in accordance with the formula set forth in Section 4.6 of the Warrant Agreement, based on the $8.00 per share purchase price of the securities sold in the PIPE transaction.

The CUSIP number for the Warrants will remain G87646 116 and the trading symbol for the Warrants will continue to be “BBCIW” following the foregoing adjustments to the Warrants.

If you should have any questions, please do not hesitate to contact the below contact via email at: info@bradburycapital.com.

No action is required on the part of individual warrant holders to reflect this adjustment. The Company’s warrant agent, Continental Stock Transfer & Trust Company, will maintain updated records reflecting the adjusted terms.

About the Company

The Company is the parent company of Super Apps and OneShop Retail Sdn. Bhd. The Company provides electronic voucher services and develops digital payment solutions through its subsidiaries and strategic partnerships. Its ecosystem supports digital voucher distribution, payment enablement and digital commerce services that connect merchants, brands and consumers through technology-driven platforms that facilitate transactions and business growth. The Company’s distribution network includes retailers, corporate partners and financial institutions. Through strategic partnerships, including a collaboration with MYISCO that provides access to ANGKASA’s network of approximately 8 million members in Malaysia, the Company continues to expand its market reach across Malaysia and the broader ASEAN region.

Forward-Looking Statements

This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that predict or indicate future events or trends, or the negative of these terms or comparable terminology, although not all forward-looking statements contain such words.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, among others, statements regarding the Company’s business strategy, growth plans, financial outlook, market opportunities, and anticipated benefits of the recently completed business combination between the Company and TETE.

Any forward-looking statements contained herein are based on the Company’s current plans, estimates, expectations, and projections, and are not guarantees of future performance. These statements represent management’s expectations as of the date of this press release. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to: (i) integration risks following completion of the business combination; (ii) the Company’s ability to execute its strategic and operational plans; (iii) potential litigation or regulatory proceedings relating to the business combination; (iv) the Company’s ability to retain and attract key personnel; (v) potential adverse reactions or changes to business relationships resulting from the closing of the business combination; (vi) general economic, financial, market, and political conditions; (vii) the Company’s access to capital and financing sources; and (viii) the other risks described under the captions “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s filings with the SEC, including its registration statement on Form F-4, as well as subsequent filings with the SEC, which are available at www.sec.gov.

The Company undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts:

Bradbury Capital Inc.

Investor Relations

Email: info@bradburycapital.com